Michael H. Bison 617.570.1933 mbison@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

May 17, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                             argenx SE

Amendment No. 3 to
Registration Statement on Form F-1
Filed May 16, 2017
File No. 333-217417

Dear Ms. Hayes:

This letter is being submitted on behalf of argenx SE (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed on May 16, 2017 ( “Amendment No. 3”), as set forth in your letter dated May 16, 2017 addressed to Mr. Van Hauwermeiren, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 4 to the Company’s Registration Statement on Form F-1 (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and Amendment No. 4.

Exhibit 5.1

1.              Please remove the limitation in Section 3(o): Jurisdiction on page 4 of the opinion. In the alternative, please explain how the limitation is consistent with Section 14 of the Securities Act.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has removed the exclusive jurisdiction clause from Exhibit 5.1.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:                                Tim Van Hauwermeiren, Chief Executive Officer, argenx SE

Eric Castaldi, Chief Financial Officer, argenx SE

Edwin M. O’Connor, Goodwin Procter LLP